                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                       Miami Computer Supply Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                            COMMON STOCK, no par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   593261100
           --------------------------------------------------------
                                 (CUSIP Number)

                                 H. Clark Gilson
                                921 Parker Street
                            Berkeley, California 94710
                                 (510)  848-2600

                                 with a copy to:

                              Timothy G. Hoxie, Esq.
                          Heller Ehrman White & McAuliffe
                                 333 Bush Street
                         San Francisco, California   94104
                                 (415)  772-6052
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 21, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                              (Page 1 of 8 pages)

CUSIP No. 593261100                   13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     H. Clark Gilson as Trustee of the Gilson Trust dated November 5, 1993
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           -293,901-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            -293,901-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power            -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              -293,901-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.48%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------


                              (Page 2 of 8 pages)

CUSIP No. 593261100                   13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Ruy J. Pereira as Trustee of the Pereira Trust Dated November 12, 1992
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           -293,901-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            -293,901-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power            -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              -293,901-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.48%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------


                             (Page 3 of 8 pages)

CUSIP No. 593261100                   13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Larry R. Goodman, as Trustee of The Goodman Trust dated February 7, 1994
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           -293,901-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            -293,901-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power            -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              -293,901-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.48%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------


                              (Page 4 of 8 pages)

CUSIP No. 593261100                    13D

         Item 1.        SECURITY AND ISSUER.

    The class of equity securities to which this Statement relates is the Common Stock, no par value (the "Common Stock"), of Miami Computer Supply Corporation (the "Issuer"), a corporation incorporated under the laws of Ohio, the principal executive offices of which are located at 4750 Hempstead Station Drive, Dayton, Ohio 45429.

         Item 2.        IDENTITY AND BACKGROUND.

I.  (a)  H. Clark Gilson as Trustee of the Gilson Trust dated November 5, 1993

    (b)  921 Parker Street
         Berkeley, California 94710
         (510) 848-2600

    (c)  Investments.

    (d)  None.

    (e)  None.

    (f)  United States.

II. (a)  Ruy J. Pereira as Trustee of the Pereira Trust dated November 12, 1992

    (b)  921 Parker Street
         Berkeley, California 94710
         (510) 848-2600

    (c)  Investments.

    (d)  None.

    (e)  None.

    (f)  United States.

III.     (a)  Larry R. Goodman as Trustee of the Goodman Trust dated November 5,
         1993

    (b)  921 Parker Street
         Berkeley, California 94710
         (510) 848-2600

    (c)  Investments.

    (d)  None.


                                 (Page 5 of 8 pages)

CUSIP No. 593261100                    13D

    (e)  None.

    (f)  United States.

    During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On November 21, 1997, the Reporting Persons, the Issuer, MCSC California Acquisition Corporation, a wholly-owned subsidiary of the Issuer (in organization) ("Sub"), and Minnesota Western/Creative Office Products, Inc. ("MW") executed an Agreement and Plan of Reorganization (the "Agreement") pursuant to which the Issuer will acquire MW by way of a merger of MW into Sub. In the merger each of the Reporting Persons will, subject to satisfaction of certain conditions, receive at closing 293,901 shares (the "Shares") of Common Stock of the Issuer in exchange for their MW shares. A copy of the Agreement is attached hereto as Exhibit 7(2). The merger is expected to occur, and the Shares are expected to be issued to the Reporting Persons, by January 31, 1998, assuming the closing conditions set forth in the Agreement are satisfied.

         Item 4.        PURPOSE OF TRANSACTION.

    The Reporting Persons will at the closing of the transaction acquire the Shares for investment purposes. Subject to the provisions of the Agreement discussed in Item 6 below, and depending on market and other conditions, all and/or any of the Reporting Persons may continue to hold the Shares, acquire additional shares of Common Stock, or dispose of all or a portion of the Shares they will acquire. Except as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

    (a) and (b)     The aggregate number of shares and percentage of Common
Stock of the Issuer (based upon 3,929,109 shares of Common Stock outstanding, as shown in the Issuer's Form 10-Q for the quarter ended September 30, 1997) beneficially owned by each person named in Item 2 is set forth in the following table:

                                  No. of Shares
                                  Beneficially     Percentage          Power to Vote         Power to Dispose
Person                               Owned          of Class         Sole       Shared     Sole          Shared
-----------------------------------------------------------------------------------------------------------------
The Gilson Trust                      293,901          7.48%        293,901         0        293,901         0
-----------------------------------------------------------------------------------------------------------------
The Pereira Trust                     293,901          7.48%        293,901         0        293,901         0
-----------------------------------------------------------------------------------------------------------------
The Goodman Trust                     293,901          7.48%        293,901         0        293,901         0
-----------------------------------------------------------------------------------------------------------------


                                 (Page 6 of 8 pages)

CUSIP No. 593261100                    13D

     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as described in Item 3 and 4 above.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer held by the Reporting Persons.

     (e)  Not applicable.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Agreement provides that at the closing, which is expected to occur before January 31, 1998, each of the Reporting Persons will acquire 293,901 shares of Common Stock of the Issuer, plus an aggregate of $12 million, or $4 million cash each, in exchange for all of the issued and outstanding shares of capital stock of MW.

     The Agreement requires that the Shares be held by the Reporting Persons for a period of at least 270 days. The Agreement also provides for registration rights thereafter giving the Reporting Persons the right to require the Issuer to register for sale to the public, subject to certain conditions, shares of the Issuer's Common Stock acquired by the Reporting Persons, and also provides for indemnification by the Issuer with respect of third party claims relating to the sale by the Reporting Persons of the Issuer's shares.

     Any descriptions of the Agreement are qualified in their entirety by the complete text of such document, a copy of which is attached hereto as Exhibit 7(2).

Item 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7(1)   Agreement with respect to the Schedule 13D filing.
Exhibit 7(2)   Agreement and Plan of Reorganization dated November 21, 1997.


                                 (Page 7 of 8 pages)

CUSIP No. 593261100                    13D

                                      SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                    /s/ H. Clark Gilson
                    --------------------------------------
                    By:  H. Clark Gilson


Dated:  November 26, 1997


                                 (Page 8 of 8 pages)

CUSIP No. 593261100                    13D

                                   LIST OF EXHIBITS
                                   ----------------


Exhibit No                         Description                   Page
----------                         -----------                   ----

7(1)      Agreement with respect to the Schedule 13D filing.

7(2)      Agreement and Plan of Reorganization dated November 21, 1997